Exhibit 10.1

May 14, 2017

Brian Duperreault

Address on file with the Company

Re:	Offer Letter

Dear Brian:

We are pleased to confirm the terms of your joining American International Group, Inc. (“AIG” or the “Company”).

•	Effective Date. May 14, 2017.

•	Position. On the Effective Date, you will begin to serve as Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”). In that capacity, you will report directly (and only) to the Board and have all of the customary authorities, duties and responsibilities that accompany these positions.

•	Total Direct Compensation. Your initial annual target direct compensation will be $16,000,000 as follows:

•	Base Salary. Your base cash salary will be at a rate of $1,600,000 per year.

•	Short-term Incentive. Your annual incentive target award amount will be $3,200,000.

Annual incentives are currently determined and paid in accordance with the AIG Short-Term Incentive Plan. For 2017, as a member of the Executive Leadership Team, your award will be based on a combination of an enterprise-wide Company score and an assessment of individual performance, resulting in a potential range from 0 to 200 percent of target, and will be pro-rated for your service during 2017.

•	Long-term Incentive. Your annual long-term incentive target award amount will be $11,200,000.

Long-term incentives are currently granted in accordance with the AIG Long Term Incentive Plan (“LTIP”). For 2017, as a member of the Executive Leadership Team, on the Effective Date you will be granted an award consisting of (i) 70% as Performance Share Units (PSUs) to be earned based on achievement of performance criteria for the three-year performance period covering January 2017 through December 2019 consistent with other senior management grantees and (ii) the other 30% as Restricted Stock Units (RSUs) to be earned based on continued employment through such three-year period, and which LTIP award will not be pro-rated. Your awards will be subject to the terms and conditions of the relevant LTIP and the award agreement governing the grant (including, without limitation, the six-month notice requirement) applicable to other senior management grantees; provided that all annual equity awards granted to you will provide for retirement eligibility as set forth in the LTIP but beginning on the third anniversary of the Effective Date and otherwise as set forth in the LTIP on the date hereof.

•	Sign-On Arrangements. On the Effective Date, AIG will grant you stock options (“Stock Options”) on 1,500,000 shares of Company common stock with an exercise price equal to the fair market value of a share of Company common stock on the Effective Date and a seven-year term. The Stock Options will be granted under the AIG 2013 Omnibus Incentive Plan or issued as an inducement grant under the listing rules of the New York Stock Exchange (with a registration statement filed on Form S-8). The Stock Options will vest as follows:

•	Sign-on Grant. 500,000 stock options will vest in equal annual installments on the first three anniversaries of the Effective Date, respectively, subject to your continued employment through such dates (“3-Year Pro-rata Vesting”), except as provided below, (the “Time Options”).

•	Outperformance Award. As to the other 1,000,000 stock options (the “Performance Options”):

•	Thirty percent of the Performance Options will vest upon the Company attaining a closing common stock price, for at least twenty consecutive trading days, of at least $10.00 over the closing stock price on the day before the public announcement of your hiring (the “Reference Price”) and satisfaction of the 3-Year Pro-rata Vesting;

•	Another thirty percent of the Performance Options will vest upon the Company attaining a closing common stock price, for at least twenty consecutive trading days, of at least $20.00 over the Reference Price; and

•	Another forty percent of the Performance Options will vest upon the Company attaining a closing common stock price, for at least twenty consecutive trading days, of at least $30.00 over the Reference Price.

•

Treatment of Stock Options. Upon your termination of employment by the Company without Cause, by you for Good Reason, or due to your death or Disability (each as defined below), any unvested portion of the Time Options will immediately 100% vest and remain exercisable for three years, and any unvested portion of the Performance Options will immediately 100% time-vest as to the portion subject to 3-Year Pro-rata Vesting and as to the unvested portion of all of the Performance Options continue to be eligible to vest and become exercisable for such three-year period, provided that such three-year period will not extend beyond the seven-year term. Upon a termination of your employment by you not for Good Reason (and not due to Disability), the vested portion of the Stock Options will remain exercisable for ninety days (and the unvested portion forfeited and canceled), provided that such ninety-day period will not extend beyond the seven-year term. Upon a termination of your employment by the Company for Cause, all Stock Options (whether vested or unvested) will be forfeited and cancelled. The Stock Options will be subject to compliance with the same restrictive covenants as set forth in the LTIP (and, with respect to post-termination exercise as a result of a termination without Cause or for Good Reason, as set forth in AIG’s Executive Severance Plan (the “ESP”)).

For purposes of the Stock Options, “Cause” and “Disability” have the meanings set forth in the ESP, except that the procedure for determining Cause thereunder shall not apply. For purposes of the Stock Options, all of your annual LTIP awards, and a “Covered Termination” under the ESP, “Good Reason” means the occurrence (without your prior written consent) of any of: (1) a reduction of more than 10% in any of your annual base salary, target short-term incentive opportunity or annual long-term incentive opportunity; or (2) a material adverse change in title, duties or responsibilities (including reporting responsibilities), it being understood that the preceding would occur on any Change in Control (as defined in the ESP) in which you are not the most senior officer, reporting to the board of directors, of the most senior parent company of the survivor of such Change in Control; provided, that a termination for Good Reason shall not have occurred unless (a) you give written notice to the Company of termination of employment within thirty days after you first become aware of the occurrence of the circumstances constituting Good Reason, specifying in detail the circumstances constituting Good Reason, and the Company has failed within thirty days after receipt of such notice to cure the circumstances constituting Good Reason, and (b) your “separation from service” (within the meaning of Section 409A) occurs no later than two years following the initial existence of the circumstances giving rise to Good Reason.

•	Make-Whole Payment. In consideration of compensation foregone from your current employer, you will receive a one-time cash payment of $12,000,000 on or promptly following the Effective Date.

•	Benefits. You will be entitled to benefits consistent with senior executives of AIG and reimbursement of reasonable business expenses, in each case in accordance with applicable AIG policies as in effect from time to time. To facilitate the performance of their management responsibilities, AIG provides some employees, including the Chief Executive Officer, with aircraft usage (including aircraft usage for the Chief Executive Officer’s spouse when such spouse accompanies the Chief Executive Officer on travel for business purposes), use of company pool cars and drivers, annual health exams, legal services, financial, estate and tax planning and other benefits. The Company will also provide you with a second office and clerical assistant in Bermuda.

In connection with your joining AIG, the Company will pay your expenses of advisors in connection with negotiating and documenting these arrangements.

•	Termination Protection. Beginning on the Effective Date, you will participate in the ESP (subject to the definition of “Good Reason” above); provided that any determination under the ESP will be subject to customary contractual dispute resolution in a court of competent jurisdiction. Any termination or adverse amendment of the ESP to which you do not consent in writing will be disregarded as applied to you.

All unvested annual incentives granted under the LTIP will remain outstanding and continue to time-vest and any such performance-based awards subject to achieving the respective performance requirements in the event of a termination of your employment by the Company without Cause, by you for Good Reason, or due to your Disability.

All unvested annual incentives granted under the LTIP will 100% vest and any such performance-based awards will be deemed achieved at target performance in the event of a termination of your employment due to your death.

•	Clawback Policy. As an executive officer, any bonus, equity or equity-based award or other incentive compensation granted to you will be subject to the AIG Clawback Policy (and any other AIG clawback policies as may be in effect for senior management from time to time).

•	Indemnification and Cooperation. During and after your employment, AIG will indemnify you in your capacity as an officer and a member of the Board of AIG to the fullest extent permitted by applicable law and AIG’s charter and by-laws, and will provide you with director and officer liability insurance coverage (including post-termination/post-director service tail coverage) on the same basis as AIG’s other executive officers or directors. AIG agrees to cause any successor to all or substantially all of the business or assets (or both) of AIG to assume expressly in writing and to agree to perform all of the obligations of AIG in this paragraph.

You agree (whether during or after your employment with AIG) to reasonably cooperate with AIG in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to AIG and with respect to which you may have relevant knowledge, provided that, in connection with such cooperation, AIG will reimburse your reasonable expenses and you shall not be required to act against your own legal interests.

•	Tax Matters. Tax will be withheld by AIG as appropriate under applicable tax requirements for any payments or deliveries under this letter. To the extent any taxable expense reimbursement or in-kind benefits under this letter is subject to Section 409A of the U.S. Internal Revenue Code of 1986 (“Section 409A”), the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter will be treated as a separate payment for purposes of Section 409A.

•	No Guarantee of Employment. This offer letter is not a guarantee of employment or target direct compensation for a fixed term.

•	Invention Assignment. You hereby assign all right, title and interest in any intellectual property, including but not limited to discoveries, ideas, inventions, works, reports, rules, processes, lists, data and other materials along with all improvements thereto (whether or not patentable or registerable under copyright or similar statutes) whether conceived, produced or developed by you, either alone or in conjunction with others, that are pursuant to, or in furtherance of your employment with the Company (collectively “Intellectual Property”). Moreover, if requested, you agree to execute any documents required to perfect the Company’s interest in the above-referenced intellectual property, and to otherwise fully cooperate with such process during and after your employment with the Company.

This assignment shall include all such Intellectual Property that (1) relates in any way to the Company’s business, or to actual or anticipated research and development activities of the Company or (2) results in any way from the performance by you of duties and responsibilities as an employee of the Company. You further agree that all original works of authorship which were made by you (either alone or with others) within the scope of and during the period of your employment with the Company and which are protectable by copyright laws, are “works made for hire” as that term is defined in the United States Copyright Act. Notwithstanding the foregoing, this provision does not apply to inventions that qualify under state law as inventions that cannot be required to be assigned.

•	Entire Agreement. This offer letter constitutes AIG’s only statement relating to its offer of employment to you and supersedes any previous communications or representations, oral or written, from or on behalf of AIG or any of its affiliates. In the event of any inconsistency between this letter and any other plan, program, practice or agreement in which you are a participant or a party, the terms described in this offer letter will control unless such other plan, program, practice or agreement specifically identifies the terms in this offer letter, and the specific provision hereof, as not so controlling.

•	Miscellaneous Representations. You confirm and represent to AIG, by signing this letter, that: (1) you are under no obligation or arrangement (including any restrictive covenants with any prior employer or any other entity) that would prevent you from becoming an employee of AIG or that would adversely impact your ability to perform the expected services on behalf of AIG other than as previously disclosed in writing to AIG; (2) you have not taken (or failed to return) any confidential information belonging to your prior employer or any other entity, and, to the extent you remain in possession of any such information, you will never use or disclose such information to AIG or any of its employees, agents or affiliates; and (3) you understand and accept all of the terms and conditions of this offer.

We look forward to your leadership.

Sincerely, AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ W. Don Cornwell
W. Don Cornwell Chair, Compensation and Management Resources Committee

I agree with and accept the foregoing terms.

/s/ Brian Duperreault
Brian Duperreault